February 14, 2005

via U.S. mail and facsimile

David A. Conway
President
Water Chef, Inc.
1007 Glen Cove Avenue, Suite 1
Glen Head, New York 11545

Re:	  Water Chef, Inc.
	Registration Statement on Form SB-2
	File No.: 333-122252
	Filed: January 24, 2005

Dear Mr. Conway,

	This is to advise you that the staff has reviewed only those portions of the above registration statement that relate to the selling securityholder and signature page requirements and have the following comments in that regard. No further review of the filing has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. It appears that the warrants were immediately exercisable when issued and that the Series F preferred shares were convertible with one year of their issuance. It is the Division`s position that, for the purposes of Section 5, the offer of convertible securities is also an ongoing offering of the underlying security if the securities are convertible at any time with in one year. As a result, the holders of the warrants and Series F preferred shares cannot receive shares registered in this offering. However, you may register the resale of the underlying securities. In addition, please tell us the conversion terms of the Series C preferred shares, we may have further comment.

2. Please clarify here and throughout the prospectus whether you are registering the resale of the common stock issuable upon exercise of the warrants and conversion of the Series C and F convertible preferred stock or whether you are registering the conversion of these securities. If you are registering the resale of this common stock, please amend your registration statement accordingly. Please clarify when the warrants and convertible preferred series C and F were exercisable at the time of their sale.

Selling Securityholders
3. Please revise the selling shareholder table to include a "total" line at the end of the table.

4. For any selling securityholders that are not natural persons and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.

5. Please tell us whether any of the selling shareholders listed in the selling shareholder table are broker-dealers or affiliates of broker-dealers. We note the disclosure at the bottom of page 19; however a search of our records indicates that Canaccord Capital Corporation may be a registered broker-dealer. Please advise.

6. To the extent that any successor(s) to the named selling securityholders wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling securityholders. Material changes to this information will require the filing of a post-effective amendment. Please revise the disclosure to state that changes to the selling shareholder information will be made via a prospectus supplement or a post-effective amendment

Signature Page

7. Please sign this registration statement in the manner called for by Form SB-2 and refer to the Instructions for the signatures. Please have your company`s controller or principal accounting officer sign in this capacity and reconcile the positions listed for Mr. Conway on the signature page with those listed under the Directors,
Executive Officers section on page 24.




Closing Comments

      As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct any questions to Craig Slivka at (202) 942-
7470.
You may also direct questions to Chris Edwards, who supervised the review of your filing, at (202) 942-2842.

						Sincerely,


						Pamela A. Long
						Assistant Director


cc: 	Robert H. Friedman, Esq.
	Fax 212-451-2222
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE